CIM High Yield Securities

Exhibit to Item 77 C

The Annual Meeting of Shareholders of CIM High Yield
Securities was held on October 7, 2005. The following proposals were submitted for a vote of the shareholders:

	1. To liquidate and dissolve the Fund.

2. To elect one Robert G. Wade as Trustee of the Fund.

 With respect to the proposal to liquidate and dissolve the Fund, the Annual Meeting of Shareholders was adjourned and reconvened on December 1, 2005, December 16, 2005 and January 20, 2006 at which meeting, the following votes and percentages were recorded and the liquidation and dissolution of the Fund was duly approved:

        For                 Against            Abstain
4,106,040 (66.937%)    266,151 (4.339%)    175,994 (2.869%)

With respect to the proposal to elect Robert G. Wade as Trustee of the Fund, the following votes and percentages were recorded and the election of the Trustee was duly approved on October 7, 2005:

       For                      Abstain
 5,415,387  (88.262%)       299,847 (4.888%)